

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

<u>Via E-mail</u>
J. Duncan Reid
Chief Executive Officer
Trio Resources, Inc.
100 King Street West, Suite 5600
Toronto, Ontario M5X 1C9

      Re: **Trio Resources, Inc.**
               Form 8-K
               Filed December 17, 2012
               File No. 333-178472

Dear Mr. Reid:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Craig Slivka, for

                              Pam Long
                              Assistant Director